UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                   SEC File Number   0-9209
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(Check One):                                       CUSIP Number   769135 10 4
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|X|Form 10-K and Form 10-KSB  |_| Form 11-K   |_| Form 20-F. |_| Form
10-Q and Form 10-QSB  |_| Form N-SAR For Period Ended:   December 31, 1998
                                                        -------------------

|_|  Transition  Report  on Form  10-K
|_|  Transition  Report  on Form 20-F
|_|  Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
         For the Transition Period Ended:


         Read attached instruction sheet before preparing form.
         Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant        Riverside Group, Inc.
                                        ----------------------------

         Former Name if Applicable ---------------------------


         Address of Principal Executive Office (Street and Number)
                                   7800 Belfort Parkway, #100
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         City, State and Zip Code  Jacksonville, Florida 32256
                                   ---------------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [&23,047], the following should be completed.
(Check box if appropriate)

|X|       (a)     The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

 X|      (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K or
                  Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

|_|      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Effective January 1, 1999, the registrant completed the conversion of its accounting software, which the registrant is using to prepare its 1999 financial statements. During this conversion, the existing accounting software was not operational during the month of January. The existing accounting software operates on an AS 400 via phone lines to another location. The problems were outside the Company's control, since it had to rely on various telephone companies. Due to these problems, the registrant was delayed in completing its audit and Form 10-K for the year ending December 31, 1998. A number of accounting and disclosure issues remain open and pending resolution, preventing a timely filing of the 10-K without reasonable effort and cost. The Company anticipates having these issues resolved and filing no later than April 2, 1999.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Catherine J. Gray                    (904)         281-2200
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               (Name)                          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes  |_|  No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
         included in the subject report or portion thereof?     |X| Yes  |_|  No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A."

                               Riverside Group, Inc.
                  -------------------------------------------------
                    (Name of Registrant as specified in its charter)


         Date     April 1, 1999                   By: /s/ Catherine J. Gray
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.